===========================================================================

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                         --------------------------
                     AMENDMENT NO. 2. TO SCHEDULE 14D-1
            TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         --------------------------
                        KAPSON SENIOR QUARTERS CORP.
                         (NAME OF SUBJECT COMPANY)

                        PROMETHEUS ACQUISITION CORP.
                      PROMETHEUS SENIOR QUARTERS, LLC
                   LF STRATEGIC REALTY INVESTORS II L.P.
                LAZARD FRERES REAL ESTATE INVESTORS, L.L.C.
                                  (BIDDERS)

                        COMMON STOCK, $.01 PAR VALUE
       $2.00 CONVERTIBLE EXCHANGEABLE PREFERRED STOCK, $.01 PAR VALUE
                     (TITLES OF CLASSES OF SECURITIES)

                         --------------------------
            (CUSIP NUMBER OF CLASS OF SECURITIES) (COMMON STOCK)

                    ROBERT P. FREEMAN AND MURRY N. GUNTY
               C/O LAZARD FRERES REAL ESTATE INVESTORS L.L.C.
                      30 ROCKEFELLER PLAZA, 63RD FLOOR
                          NEW YORK, NEW YORK 10020
        (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
          RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)



                                 Copies to:
                         JONATHAN L. MECHANIC, ESQ.
                  FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                             ONE NEW YORK PLAZA
                      NEW YORK, NEW YORK 10004 - 1980
                               (212) 859-8000

                               MARCH 20, 1998
     (DATE OF EVENT WHICH REQUIRES FILING STATEMENT ON SCHEDULE 14D-1)



===========================================================================

     This Amendment No. 2 supplements and amends the Tender Offer Statement in Schedule 14D-1, as amended to date, relating to a tender offer by Prometheus Acquisition Corp., a Delaware corporation (the "Offeror") and a wholly owned subsidiary of Prometheus Senior Quarters, L.L.C., a Delaware limited liability company ("Parent"), to purchase all outstanding shares of
(i) Common Stock, par value $.01 per share (the "Common Stock") and (ii) $2.00 Convertible Exchangable Preferred Stock, par value $.01 per share (the "Preferred Stock" and, together with the Common Stock, the "Shares"), of Kapson Senior Quarters Corp, a Delaware corporation (the "Company").

ITEM 10.  ADDITIONAL INFORMATION.

     The following sentence on Pg. 12 of Section 8 ("Certain Information Concerning the Company") of the Offer to Purchase, incorporated by reference in Items 1 and 3 of the Schedule 14D-1, is hereby deleted in its entirety:

          "None of Parent, the Offeror, the Company nor any of their respective affiliates assumes any responsibility for the validity, reasonableness, accuracy or completeness of the projection"

     Section 9 ("Certain Information Concerning Offeror and Parent") of the Offer to Purchase, incorporating by reference in Items 2, 3 and 7 of the
Schedule 14D-1, is hereby amended by adding the following sentence after the second sentence of the first paragraph of Section 9:

          "The business address of the Offeror, Parent, the Fund and LFREI is 30 Rockefeller Plaza, New York, NY 10020."


                                 SIGNATURE

     After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 20, 1998
                                  PROMETHEUS ACQUISITION CORP.


                                  By: /s/ Robert P. Freeman
                                    ---------------------------------------
                                    Name:  Robert P. Freeman
                                    Title: President


                                  PROMETHEUS SENIOR QUARTERS, LLC


                                  By:  LF STRATEGIC REALTY INVESTORS
                                       II L.P., its Sole Member

                                       By: LAZARD FRERES REAL ESTATE
                                           INVESTORS LLC, its General Partner

                                           By: /s/ Robert P. Freeman
                                               ----------------------------
                                               Name:  Robert P. Freeman
                                               Title: Principal


                                  LF STRATEGIC REALTY INVESTORS II L.P.

                                       By: LAZARD FRERES REAL ESTATE
                                           INVESTORS LLC, its General Partner

                                           By: /s/ Robert P. Freeman
                                               ----------------------------
                                               Name:  Robert P. Freeman
                                               Title: Principal


                                  LAZARD FRERES REAL ESTATE INVESTORS LLC

                                  By: /s/ Robert P. Freeman
                                      -------------------------------------
                                      Name:  Robert P. Freeman
                                      Title: Principal



                               EXHIBIT INDEX


Exhibit        Description                                         Page No.
-------        -----------                                         --------

* (a)(1)       Offer to Purchase, dated March 2, 1998.

* (a)(2)       Letter of Transmittal relating to Common Stock and
               Preferred Stock.

* (a)(3)       Letter  from  Lazard  Freres & Co.  LLC, as Dealer
               Manager,  to Brokers,  Dealers,  Commercial Banks,
               Trust Companies and Other Nominees.

* (a)(4)       Letter from Brokers,  Dealers,  Commercial  Banks,
               Trust Companies and Other Nominees to Clients.

* (a)(5)       Notices of Guaranteed  Delivery relating to Common
               Stock and Preferred Stock.

* (a)(6)       Guidelines   for    Certification    of   Taxpayer
               Identification Number on Substitute Form W-9.

* (a)(7) Press Release issued by the Parent and the Company on February 24, 1998.

* (c)(1) Amended and Restated Agreement and Plan of Merger, dated as of February 23, 1998, among the Company, Parent and the Offeror.

* (c)(2) Second Amended and Restated Stockholder Agreement, dated as of February 23, 1998, between Parent and the Kaplans.

* (c)(3) Escrow Agreement, dated as of February 23, 1998, among the Kaplans, the Company and the Offeror.

* (c)(4) Amended and Restated Employment Agreement, dated as of February 23, 1998, between the Company and Glenn Kaplan.

* (c)(5) Amended and Restated Employment Agreement, dated as of February 23, 1998, between the Company and Wayne L. Kaplan.

* (c)(6) Amended and Restated Employment Agreement, dated as of February 23, 1998, between the Company and Evan A. Kaplan.

* (c)(7) Letter Agreement, dated as of February 23, 1998 among the Company, the Kaplans, the Offeror and Parent.

* (d)          None.

* (e)          Not applicable.

* (f)          None.


------------------------
*    Previously filed.